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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

**NON-CONFIDENTIAL PUBLIC**

| SEC FILE NUMBER |
|---|
| 8-69416 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Marble Two Capital, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11766 Wilshire Boulevard, Suite 1230
(No. and Street)

Los Angeles (City) California (State) 90025-6580 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vijay A. Chevli (310) 453-5706
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18401 Burbank Blvd., Suite 120 (Address) Tarzana (City) California (State) 91356 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





RMS

## OATH OR AFFIRMATION

I, VIJAY A. CHEVLI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marble Two Capital, LLC, as of December 31, 2018, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEC Mail Processing
FEB 27 2019
Washington, DC

None.

V. Chevli
Signature

MANAGER
Title

**See Attached Certificate**

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT** CIVIL CODE § 1189

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California )
County of LOS ANGELES )

On 2/25/2019 before me, AJIT SHERCHAN NOTARY PUBLIC,
Date Here Insert Name and Title of the Officer

personally appeared VIJAY KUMAR ARVIND CHEVLI
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

AWT2 AJIT SHERCHAN COMM. #2168966 NOTARY PUBLIC-CALIFORNIA LOS ANGELES COUNTY My Comm. Exp. Oct. 22, 2020 AWT2

Signature [signature]
Signature of Notary Public

Place Notary Seal Above

**OPTIONAL**

*Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.*

**Description of Attached Document**

Title or Type of Document: ______ Document Date: ______

Number of Pages: ______ Signer(s) Other Than Named Above: ______

**Capacity(ies) Claimed by Signer(s)**

Signer's Name: ______
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______
Signer Is Representing: ______

Signer's Name: ______
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______
Signer Is Representing: ______

**MARBLE TWO CAPITAL, LLC**

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2018

**BRIAN W. ANSON**
*Certified Public Accountant*
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders' and Board of Members of Marble Two Capital, LLC

**Opinion on the Financial Statements**
I have audited the accompanying statement of financial condition of Marble Two Capital, LLC as of December 31, 2018, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Marble Two Capital, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**
These financial statements are the responsibility of Marble Two Capital, LLC's management. My responsibility is to express an opinion on Marble Two Capital, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Marble Two Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

**Supplemental Information**
The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as Marble Two Capital, LLC's auditor since 2018.
Tarzana, California
January 16, 2019

MARBLE TWO CAPITAL, LLC
Statement of Financial Condition
December 31, 2018

**ASSETS**

| | |
|---|---|
| Cash | $ 15,463 |
| Other assets | 0 |
| Total Assets | $ 15,463 |

**LIABILITIES AND MEMBER'S EQUITY**

| | |
|---|---|
| Accounts payable and accrued liabilities | $ 900 |
| Member's equity | 14,563 |
| Total Liabilities and Member's Equity | $ 15,463 |

MARBLE TWO CAPITAL, LLC
Notes to Financial Statements
December 31, 2018

Note 1 - Summary of Significant Accounting Policies

**Business Operations**

Marble Two Capital, LLC (the "Company") operates as a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(i). Pursuant to NASD Rule 1014, the Company's New Member Application was granted by FINRA on June 23, 2015. The Company operates as a Delaware Limited Liability Company. A member of the Company has limited personal liability for obligations or debts of the entity. The Company was organized in April 2012 and is a member of Financial Industry Regulatory Authority ("FINRA"). The Company's customers are located throughout the United States.

The Company provides merger and acquisition advisory and investment banking services as well as private placements and does business as Innovus Capital.

**Commission Income**

Commission income related to the capital raising efforts for private and accredited clients is recognized when earned. One client accounted for 83.0 percent of total revenues.

**Receivable from Commissions**

Commissions receivable are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

**Income Taxes**

The Company is not subject to federal income taxes; an individual member of the Company is required to report their distributive share of the Company's realized income, gain, loss, deductions, or credits on their individual income tax returns. The State of California has similar treatment, although there exists a provision for a gross receipts tax. Income tax expense for year ended December 31, 2018 is $1,700.

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities, generally for three years after they are filed.

**Use of Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial

statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## Note 2 - ASC 606 Revenue Recognition

1. Revenue

A. Significant Accounting Policy

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. Marble Two Capital, LLC recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by Marble Two Capital, LLC from a customer, are excluded from revenue.

B. Nature of Services

The following is a description of activities, separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which Marble Two Capital, LLC generates its revenue. Reportable segments include:

(a) fees earned, which includes fees earned from affiliated entities; investment banking fees; merger and acquisition advisory; account supervision and investment advisory fees; administrative fees; revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from companies subject to The Investment Company Act of 1940 ("1940 Act") and networking fees from 1940 Act companies; and (b) other revenue.

2. Changes in Accounting Policy

The Marble Two Capital, LLC adopted Topic 606 "Revenue from Contracts with Customers" with a date of January 1, 2018. As a result, it has changed its accounting policy for revenue recognition as detailed below.

Marble Two Capital, LLC applied Topic 606 using the cumulative effect method, i.e., by recognizing the cumulative effect of initially applying Topic 606 as an adjustment to the opening balance of equity at January 1, 2018. This was immaterial. Therefore, any prior reporting information has not been adjusted and continues to be reported under Topic 606.

Advisory services contracts for public and corporate finance activities may contain a variety of promised goods and services. Marble Two Capital, LLC may be engaged to assist its client may promise due diligence services, pre-

transaction structuring advice, fairness opinion and finding prospective buyers. Marble Two Capital, LLC will need to determine whether each promised good or service is capable as being distinct and distinct in the context of the contract because they are an input to the combined output of selling the business. Marble Two Capital, LLC will apply significant judgement to identify the performance obligations and different conclusions may be reached based upon the specific terms and conditions of the contract. Many contracts contain variable considerations (e.g. success fees). The amount of variable consideration Marble Two Capital, LLC can include will be limited to the amount for which it is probable that a significant revenue reversal will not occur when the uncertainties related to the variability are resolved. Marble Two Capital, LLC will recognize the consideration allocated to specific performance obligations when, or as, those performance obligations are satisfied. Retainer fees (nonrefundable), announcement fees and success fees would not be recognized until the performance obligation has been satisfied (such as the close of a sale transaction). This may result in a change in the timing of recognition of the retainer fee compared to current practice prior to the adoption of Topic 606.

## Note 3 - Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

## Note 4 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2018, the Company had net capital of approximately $14,563 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 6.18 percent. The Securities and Exchange Commission permits a ratio of no greater than 15.0 to 1.0.

Capital distributions to a member of the Company can be made under a capital distribution policy approved by the Company's managing member. Periodic distributions approved by the Company's managing member are made to enable a member of the Company to pay federal income taxes on profits, among other purposes.

## Note 5 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

## Note 6 - Commitments and Contingencies

None.

MARBLE TWO CAPITAL, LLC
Notes to Financial Statements
December 31, 2018

Note 7 - Related Party Transactions

The Company and an affiliate (the "Affiliate") are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous. During fiscal year 2018, the Affiliate provided office space and other expenses to the Company under an expense sharing agreement. During 2018 the Company paid $5,580 to the affiliate under this agreement. At December 31, 2018 the Company had a $0 payable to the affiliate.

Expenses

| | |
|---|---|
| Legal and Professional | $ 600 |
| Marketing and Entertainment (other expenses) | 1,200 |
| Office and Administrative (other expenses) | 1,380 |
| Rent Expense (other expenses) | 2,400 |
| | $ 5,580 |

Note 8 - Subsequent Event

Management has reviewed the results of operations for the period of time from its year end December 31, 2018 through January 16, 2019, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

December 31, 2018

**Schedule II**

MARBLE TWO CAPITAL, LLC
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2018

A computation of reserve requirement is not applicable to Marble Two Capital, LLC as the Company qualifies for exemption under Rule 15c3-3 under section (k)(2)(i).

**Schedule III**

MARBLE TWO CAPITAL, LLC
Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2018

Information relating to possession or control requirements is not applicable to Marble Two Capital, LLC as the Company qualifies for exemption under Rule 15c3-3 under section (k)(2)(i).

**BRIAN W. ANSON**
*Certified Public Accountant*
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

Board of Members
Marble Two Capital, LLC
Los Angeles, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Marble Two Capital, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Marble Two Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) Marble Two Capital, LLC, stated that Marble Two Capital, LLC, met the identified exemption provision throughout the most recent fiscal year without exception. Marble Two Capital, LLC's management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Marble Two Capital, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 16, 2019

MARBLE TWO CAPITAL, LLC
Exemption Report Pursuant to Amendments to Rule 17a-5:
Reports to be Made by Certain Brokers & Dealers

To the best knowledge and belief of Marble Two Capital, LLC, the firm is exempt from Customer Protection Rule 15c3-3 and has been exempt throughout the period from January 1, 2018 to December 31, 2018.

The firm claims an exemption from Rule 15c3-3 under the provision in paragraph (k)(2)(i) (Special Account for the Exclusive Benefit of Customers will be maintained as warranted).

The firm has met the identified exemption provision throughout the most recent fiscal year without exception.

V. Chevli

Vijay A. Chevli, Chief Executive Officer
Marble Two Capital, LLC

January 16, 2019